Contact

www.linkedin.com/in/jake-george-592595152 (LinkedIn)

Jake George

CEO at Suncliff

Mercer Island, Washington, United States

Experience

Suncliff, Inc

Chief Executive Officer

September 2018 - Present (5 years 10 months)

Seattle, Washington, United States

GreenLink International (WSHE)

CEO

June 2018 - Present (6 years 1 month)

Greater Seattle Area

Education

Pacific Lutheran University

Bachelor's degree, Economics · (1999 - 2003)